VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549-3561

December 6, 2013

Attention:	Ms. Jennifer Thompson

Ms. Lisa Sellars

Mr. Andrew Blume

Re:	GameStop Corp.

Form 10-K for the Fiscal Year Ended February 2, 2013

Filed April 3, 2013

File No. 001-32637

Dear Ms. Thompson:

This letter will confirm a November 21, 2013 conversation between Ms. Sellars, Staff Accountant at the Securities and Exchange Commission (the “SEC”), and myself regarding the intention of GameStop Corp. (referred to herein as “we,” “us,” “our” or the “Company”) to quantify, in future SEC filings, the impact on revenues and gross profit for each of its “Other” product categories. In our response to the SEC on October 23, 2013, we agreed to provide this additional information as to our “Other” product categories beginning with our Form 10-Q for the period ending November 2, 2013. In the referenced conversation with Ms. Sellars, she and the SEC Staff agreed to afford the Company additional time to provide the expanded disclosure around our “Other” product categories. As such, we intend to expand our tabular disclosure in our significant products note in the notes to our consolidated financial statements and expand our tabular disclosures in the Management’s Discussion and Analysis (MD&A) beginning with our Form 10-K for our fiscal year ending February 1, 2014. This additional time will allow the Company to refine its consideration of our “Other” products categories in light of our recent acquisition of a wireless solutions retailer.

Additionally, this letter sets forth the response of GameStop Corp. to the comment on the above-referenced filing provided by the Staff of the Division of Corporate Finance of the Securities and Exchange Commission by a letter dated November 8, 2013. Ms. Lisa Sellars, of the Staff, on November 14, 2013 kindly granted our request to respond to the Staff’s comment letter on or before December 6, 2013, which we confirmed in a letter to the Staff dated November 19, 2013. The Staff’s comment is restated below in bold and italics type and is followed by our response thereto.

Form 10-K for the year ended February 2, 2013

Consolidated Financial Statements, page F-1

Note 1. Summary of Significant Accounting Policies, page F-9

Loyalty Expenses, page F-13

1.	We note your response to comment 1 from our letter dated October 2, 2013 and are still unclear why you classify the costs of your loyalty program as selling, general and administrative expenses. Considering the cost of inventory is typically relieved through costs of sales, tell us why it is appropriate to classify the cost of free or discounted products earned by your customers outside of cost of sales.

Company Response:

The Company notes the Staff’s view that the cost of free or discounted products under our loyalty program would be more appropriately classified as cost of sales. Upon further consideration of this view point, we have determined that in our Form 10-K for the fiscal year ending February 1, 2014, we will reclassify the fiscal 2013 year-to-date cost of free or discounted products under our loyalty program from selling, general and administrative costs to cost of sales and prospectively account for these costs as cost of sales.

We believe prospective treatment of this reclassification is appropriate based on the quantitative and qualitative immateriality of these costs on our cost of goods sold, gross profit and selling, general and administrative expenses. Our cost of free or discounted products under our loyalty program for the 53 weeks ended February 2, 2013 and the 52 weeks ended January 28, 2012 were $15.6 million and $18.9 million, respectively. We anticipate that for the fiscal year ended February 1, 2014, our cost of free or discounted products under our loyalty program will be consistent with the amount of costs incurred in fiscal 2012 and 2011 and will represent approximately 0.3%, 0.7% and 1.0% of cost of goods sold, gross profit and selling, general and administrative expenses, respectively. Additionally, we estimate that the fiscal year ending February 1, 2014 cumulative reclassification of these costs would represent approximately 0.4%, 1.2% and 2.1% of our fourth quarter cost of goods sold, gross profit and selling, general and administrative expenses, respectively.

We intend to continue to account for the costs to administer the loyalty program, including program administration fees, program communications and cost of loyalty cards, as selling, general and administrative expenses.

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes in disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact us at 817-424-2000.

Sincerely,

/s/ Robert A. Lloyd
Robert A. Lloyd
Executive Vice President and
Chief Financial Officer
GameStop Corp.
(Principal Financial Officer)

/s/ Troy W. Crawford
Troy W. Crawford
Senior Vice President and
Chief Accounting Officer
GameStop Corp.
(Principal Accounting Officer)

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